Exhibit 21.1

SUBSIDIARIES OF QUEST RESOURCE HOLDING CORPORATION

Name	State of Organization	Parent

Youchange, Inc.	Arizona	Quest Resource Holding Corporation
Quest Resource Management Group, LLC	Delaware	Quest Sustainability Services, Inc.
Global Alerts, LLC	Delaware	Quest Sustainability Services, Inc.
Landfill Diversion Innovations, LLC	Delaware	Quest Resource Management Group, LLC
Sequoia Waste Management Solutions, LLC	Delaware	Quest Resource Management Group, LLC
Quest Vertigent Corporation	Nevada	Quest Resource Holding Corporation
Quest Vertigent One, LLC	Delaware	Quest Vertigent Corporation
Quest Sustainability Services, Inc. (formerly known as Earth911, Inc.)	Delaware	Quest Resource Holding Corporation
RWS Facility Services, LLC	Delaware	Quest Sustainability Services, Inc.
Sustainable Solutions Group, LLC	Delaware	RWS Facility Services, LLC